

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2020

Tonya Robinson
Chief Financial Officer
Texas Roadhouse, Inc.
6040 Dutchmans Lane, Suite 200
Louisville, Kentucky 40205

>   **Re: Texas Roadhouse, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed February 28, 2020**
>   **File No. 000-50972**

Dear Ms. Robinson:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services